Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-4 and related Prospectus of Scientific Games International, Inc. for the registration of $300,000,000 of 6.250% Senior Subordinated Notes due 2020 and to the incorporation by reference therein of our report dated February 24, 2012, with respect to the statement of financial position of Lotterie Nazionali S.r.l. as of December 31, 2011, and the related statements of comprehensive income, changes in equity, and cash flows for the year ended December 31, 2011, prepared on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board, included in the Annual Report (Form 10-K) of Scientific Games Corporation for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Reconta Ernst & Young S.p.A.

Rome, Italy
November 6, 2012